Burnet,
Duckworth
& Palmer LLP
Law Firm



05009000

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-7


SEC MAIL
RECEIVED
PROCESSING
JUN 14 2005
WASH. D.C.
209
SECTION

SUPPL

Via Courier

June 13, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of a Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations dated June 9, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0007\Letter to Sec and Exch Comm 04.doc

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of common shares of Rock Energy Inc. held May 12, 2005, and adjourned to June 9, 2005 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution approving the fixing of the number of directors to be elected at the meeting at five.	Resolution approved
2.	Ordinary resolution to approve the election of four nominees as directors of Rock Energy Inc. to hold office until their successors are elected or appointed, such nominees being set forth in the information circular of Rock Energy Inc. dated March 9, 2005 (the "Information Circular").	Resolution approved
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants as auditors of Rock Energy Inc. to hold office until the next annual meeting of shareholders or until their successors are appointed.	Resolution approved
4.	Ordinary resolution to approve amendments to the stock option plan of Rock Energy Inc. as describe in the Information Circular	Resolution approved

Dated at Calgary, Alberta this 9th day of June, 2005.

ROCK ENERGY INC.

Per: (signed) "*Peter D. Scott*"
Peter D. Scott
Vice President, Finance and
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
JUN 14 2005
WASH, D.C. SECTION
209